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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06557			July 17, 2009

2. State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

RidgeWorth Funds

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of RidgeWorth Funds (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 17, 2009, and from March 31, 2009 through July 17, 2009.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2009, and from March 31, 2009 through July 17, 2009, with respect to securities reflected in the investment accounts of the Funds.

RidgeWorth Funds
By:	/s/ Julia Short
Julia Short
President and Chief Executive Officer 05/04/2010 Date

By:	/s/ Martin R. Dean
Martin R. Dean
Treasurer and Chief Financial Officer 04/28/2010 Date

PricewaterhouseCoopers LLP 41 South High Street Suite 2500 Columbus, OH 43215 Telephone (614) 225 8700 Facsimile (614) 224 1044
Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
RidgeWorth Funds:
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RidgeWorth Funds (consisting of Aggressive Growth Stock Fund, Emerging Growth Stock Fund, Large Cap Core Equity Fund, Large Cap Growth Stock Fund, Large Cap Quantitative Equity Fund, Large Cap Value Equity Fund, Mid-Cap Core Equity Fund, Mid-Cap Value Equity Fund, Select Large Cap Growth Stock Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Georgia Tax-Exempt Bond Fund, High Grade Municipal Bond Fund, High Income Fund, Intermediate Bond Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited Duration Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, North Carolina Tax-Exempt Bond Fund, Seix Floating Rate High Income Fund, Seix High Yield Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, Total Return Bond Fund, Ultra-Short Bond Fund, U.S. Government Securities Fund, U.S. Government Securities Ultra-Short Bond Fund, Virginia Intermediate Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Institutional Municipal Cash Reserve Money Market Fund, Institutional U.S. Government Securities Money Market Fund, Institutional U.S. Treasury Securities Money Market Fund, Aggressive Growth Allocation Strategy, Conservative Allocation Strategy, Growth Allocation Strategy, and Moderate Allocation Strategy, separately managed portfolios of RidgeWorth Funds) (collectively referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 17, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 17, 2009, and with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of our last examination), through July 17, 2009.
•	Confirmation of the omnibus positions for all securities shown on the safekeeping reports of SunTrust Bank as of July 17, 2009 which were designated as being held in book entry form by depositories (limited to securities owned by the Funds) with those depositories (Federal Reserve Bank and the Depository Trust Company), without prior notice to management. For the securities on the safekeeping reports of SunTrust Bank designated as being held by those depositories, obtained a detailed account listing of all SunTrust accounts holding the security and (1) agreed SunTrust’s total position in the security per the detailed listing to the omnibus position in the security per the depository and (2) agreed the Fund’s position in the security per the detailed account listing to the safekeeping reports.;

•	Confirmation of all investments in mutual funds shown on the safekeeping reports of SunTrust Bank with the transfer agents;

•	Confirmation of all securities out for transfer with brokers or on loan with lending agents, or alternative procedures;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Confirmation of all repurchase agreements, time deposits, swaps, futures, forward currency contracts, and bank loans with brokers/banks; and

•	Agreement of 42 security purchases and 42 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that RidgeWorth Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2009 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of RidgeWorth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ PricewaterhouseCoopers LLP
April 28, 2010
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